

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 9, 2007

<u>Via U.S. mail</u>

Michael C. Linn, Chairman,
President and Chief Executive Officer
Linn Energy LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

> **Re: Linn Energy LLC**
> **Schedule 14A**
> **Filed September 18, 2007**
> **Correspondence Received October 1, 2007**
> **File No. 000-51719**

Dear Mr. Linn:

We have reviewed your response letter dated October 1, 2007 and the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your suggestion that the proxy statement provides all material information necessary for the exercise of prudent judgment. However, you do not fully explain the impact of the proposal, if approved. Also, if you continue to believe that compliance with Item 13(a) of Schedule 14A should not be required, please provide additional analysis in that regard.

2.   With a view toward disclosure, identify for us each of the institutional investors, and quantify the number of units each held prior to the August 31 private placement.

Units Owned by Our Affiliates, page 2

3.   Disclose in the aggregate how many units the institutional investors held prior to the issuances you describe, and how many units they would hold in the aggregate, assuming full conversion of all Class D Units held. Also disclose the corresponding percentages of outstanding units these numbers represent.

Effects of Approval, page 6

4.   With a view toward enhanced disclosure, quantify separately the percentage dilution in voting power that would result in the aggregate to those other than the institutional investors assuming (1) the issuance of the units in the August 31 private placement; (2) the conversion of all Class D Units; and (3) both the issuance and the conversion. As appropriate, identify in the "Interests of Certain Persons" section at page 8 each institutional investor whose beneficial ownership would increase to more than 10% as a result of item (3) of this comment, and disclose for each such unitholder the percentage of beneficial ownership of the units held beforehand. We may have additional comments.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Madison
    T. Levenberg

    <u>Via facsimile</u>
    Jeffery K. Malonson
    (713) 758-2222